Exhibit (a)(4)

WESTERN REFINING AND NORTHERN TIER

ANNOUNCE UNITHOLDER APPROVAL AND CLOSING OF MERGER

EL PASO, Texas — June 23, 2016 — Western Refining, Inc. (NYSE: WNR) and Northern Tier Energy LP (NYSE: NTI) today announced that at the special meeting of NTI common unitholders held on June 23, 2016, NTI unitholders voted to approve the previously announced merger of NTI and a subsidiary of WNR, pursuant to the Agreement and Plan of Merger dated December 21, 2015 (the “Merger Agreement”), between NTI, WNR and certain other related parties thereto. On the same day, following the approval of the merger by NTI common unitholders, all closing conditions to the merger were satisfied, and the merger was successfully completed.

Jeff Stevens, CEO of Western Refining stated, “We are excited about the opportunities this merger provides Western. It results in a company with three of the best performing refineries on a gross margin per barrel basis. Our geographic mix gives us significant diversity both in terms of crude oil basin access and product markets, and also results in a more simplified corporate structure.”

Stevens continued, “We have demonstrated good results from our unique refining and retail asset base at Western. Margins in the Southwest have been strong in the second quarter, and with the addition of the NTI refining and retail assets, we expect to grow our profitability as the year continues. We look forward to realizing the potential of the merger and believe the future is very bright for Western.”

Approximately 96% of the NTI common units voted at the special meeting of NTI unitholders voted in favor of the approval of the Merger Agreement and the transactions contemplated thereby, which represented approximately 55% of NTI’s total outstanding common units as of the May 19, 2016, record date for the special meeting. Approximately 93% of the NTI common units voted at the special meeting of NTI unitholders voted, on an advisory, non-binding basis, in favor of the compensation payments that may be paid or become payable to NTI’s named executive officers in connection with the merger, which represented approximately 53% of NTI’s total outstanding common units as of such record date.

Pursuant to the Merger Agreement, WNR acquired all of NTI’s outstanding common units not already owned by WNR and its subsidiaries. Under the terms of the Merger Agreement, NTI unitholders were entitled to elect to receive: (i) $15.00 in cash without interest and 0.2986 of a share of WNR common stock (the “Mixed Election”), (ii) $26.06 in cash without interest (the “Cash Election”) or (iii) 0.7036 of a share of WNR common stock (the “Stock Election”), for each NTI common unit they owned immediately prior to the merger. The election is subject to proration to ensure that the aggregate cash paid and WNR common stock issued in the merger will equal the total amount of cash and number of shares of WNR common stock that would have been paid and delivered if all NTI unitholders received $15.00 in cash and 0.2986 of a share of WNR common stock per NTI common unit. Preliminary merger consideration election results were previously disclosed by WNR and NTI in a joint press release dated June 22, 2016. The final allocation of merger consideration, which is currently expected to occur on or about June 28, 2016, will be calculated in accordance with the terms of the Merger Agreement.

Effective as of 5:00 p.m. EDT today, NTI will cease to be a publicly traded company and its common units will no longer be traded on the NYSE.

About Western Refining

Western Refining, Inc. is an independent refining and marketing company headquartered in El Paso, Texas. The refining segment operates refineries in El Paso, Texas, Gallup, New Mexico and St. Paul Park, Minnesota. The retail segment includes retail service stations and convenience stores in Arizona, Colorado, Minnesota, New Mexico, Texas and Wisconsin.

Western Refining, Inc. owns the general partner and approximately 61% of the limited partnership interest in Western Refining Logistics, LP (NYSE: WNRL).

More information about Western Refining is available at www.wnr.com.

Forward-Looking Statements

This press release includes “forward-looking” statements by WNR. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. The forward-looking statements reflect WNR’s current expectations regarding future events, results or outcomes. These forward looking statements include statements about, among other things, the effects of the merger and the final allocation of the merger consideration, the performance of our three refineries on a gross margin per barrel basis or otherwise, our geographic mix and diversity in terms of crude oil basin access and product distribution areas, our simplified corporate structure, strong second quarter margins in the Southwest, our ability to realize the potential of the merger, and WNR’s future outlook, including growth of profitability due to the addition of NTI refining and retail assets. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. WNR cannot, and does not, give any assurance that expectations about future events will prove to be correct. These and other risks and uncertainties are discussed in more detail in filings made by WNR with the SEC, which are available to the public. All forward-looking statements are only as of the date made and WNR does not undertake (and expressly disclaims) any obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WNR Investor and Analyst Contact:

Jeffrey S. Beyersdorfer

(602) 286-1530

Michelle Clemente

(602) 286-1533

Alpha IR Group

(651) 769-6700

nti@alpha-ir.com

Media Contact:

Gary Hanson

(602) 286-1777